File No. 811-07971


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                   AMENDMENT NO. 2

                                      TO

                                     FORM


                                    N-8B-2

               REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

                    WHICH ARE CURRENTLY ISSUING SECURITIES


                       PURSUANT TO SECTION 8(B) OF THE

                        INVESTMENT COMPANY ACT OF 1940



                        COVA VARIABLE LIFE ACCOUNT ONE
    ______________________________________________________________________
                       (NAME OF UNIT INVESTMENT TRUST)


                   I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

     Cova  Variable  Life  Account  One  ("Separate  Account").
     IRS  Employer  Identification  Number:  N/A

(b)  Furnish  title of each class or series of securities issued by the trust.

     Modified  Single  Premium  Variable  Life  Insurance  Policy  ("Policy").

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

Cova  Financial  Services  Life  Insurance  Company  ("Company")
          One  Tower  Lane,  Suite  3000
          Oakbrook  Terrace,  IL  60181
          800-523-1661

          IRS  Employer  Identification  Number:  43-1236042
                                                  ----------

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

          Not  Applicable

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     The Policy is not currently being distributed. When such distribution commences, Cova Life Sales Company will be the "Principal Underwriter."

Cova  Life  Sales  Company  ("Life  Sales")
          One  Tower  Lane,  Suite  3000
          Oakbrook  Terrace,  IL  60181

          IRS  Employer  Identification  Number:  36-3324851
                                                  ----------

5. Furnish name of state or sovereign power, the laws of which govern with respect to the organization of the trust.

          Missouri

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

     The Separate Account was established pursuant to a resolution of the Board of Directors of the Company on February 24, 1987, and was designated as an operational Separate Account on 10/23/91. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to received them.

(b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

Not  Applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

     The  Separate  Account  has  never  been  known  by  any  other  name.

8.          State  the  date  on  which  the  fiscal  year  of the trust ends.

     The  fiscal  year  of  the  Separate  Account  ends  on  December  31.

9. MATERIAL LITIGATION. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, altogether immaterial itself, is representative of, or one of, a group which in the aggregate is material.

There are no legal proceedings to which the Separate Account or the Principal Underwriter is a party. The Company is engaged in various kinds of routine litigation, which in its judgement are not of material importance in relation to the total capital and surplus of the Company.


                    II.  GENERAL DESCRIPTION OF THE TRUST
                          AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

(a)  Whether  the  securities  are  of  the  registered  or  bearer  type;

The Policy which is to issued is of the registered type insofar as the Policy is personal to the Owner, and the records concerning the Owner are maintained by the Company.

(b)  Whether  the  securities  are  of  the  cumulative  or distributive type;

     The  Policy  is  of  the  cumulative  type.

(c)  The  rights of security holders with respect to withdrawal or redemption;

     The  Owner  may  make  withdrawals from the Policy for its Cash Surrender
Value.

(d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters;

     The Owner may transfer a Policy's Account Value from one Sub-Account to another Sub-Account.

(e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement;

     Not  Applicable

(f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust;

     The  underlying  securities of the Separate Account are shares issued by:
Cova Series Trust, Lord Abbett Series Fund, Inc. and General American Capital Company, collectively, the Funds.

     The Company will vote the shares held in the Separate Account in accordance with instructions received from persons having a voting interest in the Separate Account. The Company will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. The Company will vote shares it owns in the same proportion as it votes shares for which it has received instructions.

(g)  Whether  security  holders  must  be  given  notice  of  any  change  in:

     (1)  the  composition  of  the  assets  of  the  trust;

     Notice  must  be  given  of  any  such  proposed  change.

     (2)  the  terms  and  conditions  of  the securities issued by the trust;

     Notice  must  be  given  of  any  such  proposed  change.

     (3)  the  provisions  of  any  indenture  or  agreement  of  the  trust;

     Notice  must  be  given  of  any  such  proposed  change.

     (4)  the  identity  of  the  depositor,  trustee  or  custodian;

     There is no provision requiring notice to or consent of Owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without notice to the Owner.

(h) Whether the consent of the security holders is required in order for action to be taken concerning any change in:

     (1)  the  composition  of  the  assets  of  the  trust;

     Consent of Owners is not required when substituting the underlying securities of the Separate Account. However, to substitute such securities, approval of the Securities and Exchange Commission is required in compliance with Section 26(b) of the Investment Company Act of 1940. The Company may, however, add additional Sub-Accounts without the consent of Owners. Except as required by federal or state law or regulation, no action will be taken by the Company which will adversely affect the rights of Owners without their consent.

     (2)  the  terms  and  conditions  of  the securities issued by the trust;

     No change in the terms and conditions of the Policy can be made without the consent of the Owners except as required by federal or state law or regulation.

     (3)  the  provisions  of  any  indenture  or  agreement  of  the  trust;

     Not  Applicable.

     (4)  the  identity  of  the  depositor,  trustee  or  custodian;

     There is no provision requiring notice to or consent of Owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without compliance with state insurance law, which may under some circumstances, require the Owner's consent.

(i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

     In return for the payment of premiums, the Policy provides insurance coverage on the life of the insured.

     The Policy provides for the right to borrow from the Company using the Policy's Cash Value as collateral.

INFORMATION  CONCERNING  THE  SECURITIES  UNDERLYING  THE  TRUST'S SECURITIES.

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

The securities held in the Separate Account will be shares of Cova Series Trust, Lord Abbett Series Fund, Inc. and General American Capital Company, all of which are open-end, management investment companies of the series type.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

(a)  Name  of  company;

Cova  Series  Trust
Lord  Abbett  Series  Fund,  Inc.
General  American  Capital  Company

(b)  Name  and  principal  business  address  of  depositor;
Cova  Financial  Services  Life Insurance Company is the depositor of the Cova
Series  Trust.   Its address is: One Tower Lane, Suite 3000, Oakbrook Terrace,
IL  60181.

Lord, Abbett & Co. is the depositor of the Lord Abbett Series Fund, Inc. Its address is: 767 Fifth Avenue, New York, NY 10153.

General  American  Life  Insurance  Company  is  the  depositor of the General
American  Capital  Company.   Its address is: 700 Market Street, St. Louis, MO
63101.

(c)  Name  and  principal  business  address  of  trustee  or  custodian;

Investor's Bank & Trust Company is the custodian for the Cova Series Trust. Its address is: 89 South Street, Boston, MA 02111.

The  Bank  of New York is the custodian for the Lord Abbett Series Fund, Inc.
Its  address  is:  40  Wall  Street,  New  York,  NY    10286.

The  Bank  of  New  York  is  the  custodian  for the General American Capital
Company.    Its  address  is:  40  Wall  Street,  New  York,  NY    10286.

(d)  Name  and  principal  business  address  of  principal  underwriter;

Cova Series Trust and Lord Abbett Series Fund, Inc. distribute their own shares.

Walnut Street Securities Inc, acts as the principal underwriter for General American Capital Company.

(e) The period during which the securities of such company have been the underlying securities.

No  underlying  securities  have  yet  been  acquired by the Separate Account.

INFORMATION  CONCERNING  LOADS,  FEES,  CHARGES  AND  EXPENSES.

13. (a)Furnish the following information with respect to each load, fee, expense or charge to which: (1) principal payments; (2) underlying securities;
(3)  distributions;  (4)  cumulated or reinvested distributions or income; and
(5) redeemed or liquidated assets of the trust's securities are subject; (A) the nature of such load, fee, expense, or charge; (B) the amount thereof; (C) the name of the person to whom such amounts are paid and his relationship to the trust; (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

1.          Principal  Payments

MORTALITY AND EXPENSE RISK CHARGE. For the first ten years, the Company deducts a charge equal, on an annual basis, to 0.90% of the Account Value allocated to the Separate Account. For the eleventh year and after, the charge is 0.75%. This compensates the Company for assuming the mortality and expense risks under the Policy.

ADMINISTRATIVE  CHARGE.    The  Company  deducts  a charge equal, on an annual
basis,  to  0.40%  of  the  Account  Value.   This compensates the Company for
expenses incurred in the operation of the Separate Account and for administering the Policy.

TAX EXPENSE CHARGE. This deduction is the sum of the Premium Tax Charge and the Federal Tax Charge. It is deducted monthly for the first ten years. It is equal, on an annual basis, to .40% (.15% for Federal Tax Charge and .25% for Premium Tax Charge) of the Account Value. This compensates the Company for federal and state tax incurred as a result of issuing the Policy.

COST  OF  INSURANCE  CHARGE.   Each month the Company deducts a charge for the
cost  of  insurance  which provides the Death Benefit for the following month.

ANNUAL POLICY MAINTENANCE FEE. Every year on the anniversary of the Policy Date, Cova deducts $30 as a policy maintenance fee. Under some circumstances,
this  charge  is  waived.    This,  in  addition to the Administrative Charge,
compensates  the  Company  for  the  administrative  expenses  incurred.

2.    Underlying  Securities

The Funds are charged management fees by their respective investment adviser and incur operating expenses.

3.    Distributions

Not  Applicable.

4.    Cumulated  or  reinvested  distributions  or  income.

All investment income and other distributions are reinvested in Fund shares at net asset value.

     5.    Redeemed  or  liquidated  assets.

SURRENDER CHARGE. The surrender charge is taken out of the Account Value surrendered during the first ten years which is not part of the Annual Withdrawal Amount. The Surrender Charges, which are equal to a percent of Premium surrendered are:

Policy Year  Surrender Charge
-----------  -----------------
1                         7.5%
2                         7.5%
3                         7.5%
4                         6.0%
5                         5.0%
6                         4.0%
7                         3.0%
8                         2.0%
9                         1.0%
10 +                        0%


This compensates the Company for the expenses incurred in distributing the Policy.

DEFERRED  PREMIUM TAX CHARGE.  This charge is assessed on premiums surrendered
from  the  Policy.    It  is  equal  to:

Policy Year  Deferred Premium Tax Charge
-----------  ----------------------------
1                                   2.25%
2                                   2.00%
3                                   1.75%
4                                   1.50%
5                                   1.25%
6                                   1.00%
7                                    .75%
8                                    .50%
9                                    .25%
10 +                                   0%


This charge enables the Company to collect that portion of the Premium Tax Charge it has not collected before the Policy is surrendered.

(b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

     See  response  to  item  13(a)(1).

(c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

(1) The amount of sales load as a percentage of the net amount invested is 0%.

     (2)  There  is  no  charge  deducted  from  premiums.

(d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

     Not  Applicable.

(e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

     None.

(f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13 (d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.
     None.

(g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Not  Applicable

INFORMATION  CONCERNING  THE  OPERATIONS  OF  THE  TRUST.

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

A person desiring to purchase a Policy must complete an application on a form provided by the Company. The Company will underwrite the Policy before it is issued and, if the applicant meets the underwriting standards of the Company, the Policy will be issued.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

When a Policy is purchased, the Company will initially invest the premium in the Money Market Portfolio. After 15 days (or longer in those states where required) from the Policy Issue Date, the Company will allocate the Account Value to the Investment Portfolios as requested in the application.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

The Company applies premiums to the purchase of Investment Portfolio shares at their net asset value. Redemption of Investment Portfolio shares may be made by the Company to permit the payment of benefits or amounts in connection with requests for surrender or for other purposes contemplated by the Policy.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

     Any surrender by an owner may be made by communication in writing to the Company at its service office. Upon written receipt of such request, the
Company will cancel accumulation units in the Policy and redeem Investment Portfolio shares in sufficient amount to meet any requests. See Item 10.

(b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     The Company is required to honor surrender requests as described in Items
10(c)  and  17(a).    With  respect  to  the  Separate  Account's  underlying
securities, the Investment Options are required to redeem their shares at net asset value and to make payment therefore within 3 business days.
(c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

When  there  is  a  total  withdrawal  from  a  Policy,  it  is  canceled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

     All income and other distributable funds of the Separate Account are reinvested in Investment Option shares and are added to the assets of the Separate Account.

(b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Not  Applicable.

(c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

     Not  Applicable.

(d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

     No  distributions  have  been  made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

The Company provides confirmations with respect to all premiums received, loan transactions and any surrenders. The Company also provides each Policy owner with an annual statement which will show the current amount of death benefit payable under the Policy, the current Account Value, the current Cash Surrender Value, current Debt and will show all transactions previously confirmed. The statement will also show all premiums paid and all charges deducted during the policy year.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendments  to  such  indenture  or  agreement;

     Not  Applicable.

(b)  The  extension  or  termination  of  such  indenture  or  agreement;

     Not  Applicable.
(c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions;

     Not  Applicable.

(d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed;

     The  Separate  Account  has  no  trustees.

(e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions;

     There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

(f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

     There are no provisions relating to the appointment of a successor depositor or the procedure if a successor depositor is not appointed.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

     Policy owners may borrow from the Company using the Policy as the sole security.

(b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

     The  following  items  should  be  covered.

(1) the name of each person who makes such agreements or arrangements with security holders;

          The Company will make a loan to an Owner with the Policy as the sole security.

     (2)  the  rate  of  interest  payable  on  such  loans;

          The  interest  rate  for  a  Policy  loan  is  6%  per  annum.

     (3)  the  period  for  which  loans  may  be  made;

          Loans  can  be  made  while  the  Policy  is  in  force.

     (4)  costs  or  charges  for  default  in  repayment  at  maturity;

          Not  applicable.

     (5)  other  material  provisions  of  the  agreements  or  arrangements;

          A policy loan will result in accumulation units being redeemed from the Investment Portfolios and the proceeds being transferred to the Loan Account. The Company will pay interest on the Loan Account at an annual rate of 4.0% (unless a Preferred Loan is in effect which earns 6%). An outstanding loan reduces the amount of death proceeds and the cash surrender value.

(c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

     Not  Applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     There  is  no  such  provision  or  agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

         The officers and directors of the Company are covered under a fidelity bond in the amount of $5,000,000. The officers and directors of Cova Life Sales Company are covered under a fidelity bond in the amount of $5,000,000 for each loss, $5,000,000 for aggregate losses with a $25,000 deductible.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

The Owner may assign his rights under the Policy. The Owner may change owners during the life time of the Insured while the Policy is in force.

                 III.  ORGANIZATION, PERSONNEL AND AFFILIATED
                             PERSONS OF DEPOSITOR

ORGANIZATION  AND  OPERATIONS  OF  DEPOSITOR.

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

The Company was incorporated in Missouri in 1981 as a stock life insurance company.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

     Not  Applicable.

(b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

     See  Item  13(a).

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

The company conducts a life insurance business in all states except California, Maine, New Hampshire, New York and Vermont and the District of Columbia. It acts as the depositor of Cova Variable Annuity Account One and the Cova Series Trust. The portfolios of Cova Series Trust represent some of the Investment Portfolios under the Policies.

OFFICIALS  AND  AFFILIATED  PERSONS  OF  DEPOSITOR.

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.

     See  Item  29.

(b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

     The  directors  and  executive  officers of the Company are listed below:


Name                    Principal Occupation During the Past Five Years
-------                 -----------------------------------------------

William A. Anthony      Vice President of Cova - 1989 to present;
                        Vice President of Cova Financial Life Insurance
                        Company (CFLIC) - 1989 to present; Vice
                        President of Cova Life Management Company (CLMC)-
                        1989 to present

John W. Barber          Director of Cova - June, 1995 to present;
                        Director of First Cova Life Insurance Company
                        (FCLIC) - June, 1995 to present; Director of
                        CFLIC - June, 1995 to present; Vice President
                        and Controller of General American Life Insurance
                        Company - December, 1984 to present; President
                        and Director of Equity Intermediary Company -
                        October, 1988 to present.

Jerome P. Darga         Vice President and Assistant Secretary of Cova -
                        1992 to present; Vice President and Assistant
                        Secretary of CFLIC - 1992 to present; Vice
                        President and Assistant Secretary of CLMC - 1992
                        to present.

Judy M. Drew            Vice President of Cova - 1988 to present;
                        Vice President of CFLIC - 1988 to present;
                        Vice President of FCLIC - 1992 to present;
                        Senior Vice President of CLMC - 1996 to
                        present, prior thereto Vice President from 1989
                        to 1996;  President, COO and Director of Cova
                        Life Sales Company (CLSC) - 1988 to present.

Patricia E. Gubbe       Vice President of Cova - 1989 to present;
                        Vice President of CFLIC - 1989 to present;
                        Vice President of FCLIC - 1992 to present;
                        First Vice President of CLMC - 1996 to
                        present, prior thereto Vice President from 1989
                        to 1996; Vice President and Chief Compliance
                        Officer of CLSC - 1989 to present.

Philip A. Haley         Vice President of Cova - 1990 to present;
                        Vice President of CFLIC - 1990 to present;
                        Vice President of FCLIC - 1992 to present;
                        Vice President of CLSC - 1991 to present;
                        Senior Vice President of CLMC - 1996 to
                        present; prior thereto Vice President from 1989
                        to 1996.

Christopher S. Harden   Vice President of Cova - 1991 to present;
                        Vice President of CFLIC - 1991 to present;
                        First Vice President of CLMC - 1996 to present,
                        prior thereto Vice President - 1991 to 1996.

Jeffery K. Hoelzel      Secretary and Director of Cova - 1993 to
                        present; Secretary and Director of CFLIC - 1993
                        to present; Secretary and Director FCLIC - 1993
                        to present; Secretary and Director of Cova
                        Investment Advisory Corporation (Advisory) -
                        1993 to present; Secretary and Director of
                        Cova Investment Allocation Corp. (Allocation) -
                        1994 to present; Secretary of CLSC - 1993 to
                        present; Senior Vice President, General Counsel,
                        Secretary and Director of CLMC - 1993 to
                        present; Senior Vice President, Secretary and
                        Director of Cova Series Trust (Trust) - 1996
                        to present. Prior to joining the Cova
                        organization, Mr. Hoelzel was an associate at the
                        Chicago law firm of Lord, Bissell & Brook.

Robert J. Hopson        Vice President, Chief Actuary and Director of
                        Cova - 1991 to present; Vice President, Chief
                        Actuary and Director of CFLIC - 1991 to
                        present; Vice President, Chief Actuary and
                        Director of FCLIC - 1992 to present;
                        Senior Vice President, Chief Actuary and Director
                        of CLMC - 1996 to present, prior thereto Vice
                        President and Director from 1993 to 1996 and Vice
                        President from 1991 to 1993.

Thomas E. Hughes, Jr.   Treasurer and Director of Cova - June, 1995 to
                        present; Treasurer and Director of CFLIC - June,
                        1995 to present; Treasurer of FCLIC - June, 1995
                        to present; Corporate Actuary and Treasurer of
                        General American Life Insurance Company -
                        October, 1994 to present.  Formerly, Executive
                        Vice President - Group Pensions General
                        American Life Insurance Company - March, 1990 to
                        October, 1994. In addition to the Cova companies,
                        Director of the following General American
                        subsidiary companies: Paragon Life Insurance
                        Company and RGA Reinsurance Company - October,
                        1994 to present.  Treasurer of the following
                        General American subsidiary companies: Paragon
                        Life Insurance Company, General Life Insurance
                        Company of America, General Life Insurance
                        Company, General American Holding Company, Red
                        Oak Realty Company, Gen Mark Incorporated,
                        Walnut Street Securities, Inc., Walnut Street
                        Adviser's Inc., White Oak Royalty Company,
                        Walnut Street Funds, Inc., and RGA Reinsurance
                        Company - October, 1994 to present.

Douglas E. Jacobs       Vice President of Cova - 1985 to present;
                        Vice President of CFLIC - 1985 to present;
                        Vice President of CLMC - 1985 to present.

William C. Mair         Vice President, Controller and Director of Cova
                        since 1995 to present, prior thereto Vice
                        President, Controller, Treasurer and Director.
                        Vice President, Controller and Director of CFLIC
                        since 1995 to present, prior thereto Vice
                        President, Controller, Treasurer and Director;
                        Vice President, Controller and Director of FCLIC -
                        from 1992 to present; Vice President, Treasurer,
                        Controller and Director of Advisory - 1993 to
                        present; Vice President, Treasurer, Controller
                        and Director of Allocation - 1994 to present;
                        Director of CLSC - 1992 to present; Senior Vice
                        President, Treasurer, Controller and Director of
                        CLMC - 1989 to present; Vice President,
                        Treasurer, Controller, Chief Financial Officer,
                        Chief Accounting Officer and Director of Trust -
                        1996 to present.

Matthew P. McCauley     Assistant Secretary and Director of Cova - June,
                        1995 to present; Assistant Secretary and Director
                        of CFLIC - June, 1995 to present; Assistant
                        Secretary and Director of FCLIC - June, 1995 to
                        present; Associate General Counsel and Vice
                        President of General American Life Insurance
                        Company - 1973 to present; Also, Director, Vice
                        President, General Counsel and Secretary for
                        several other General American subsidiaries;
                        including Equity Intermediary Company, Red Oak
                        Realty Company, and White Oak Royalty Company;
                        General American Holding Company and Paragon
                        Life Insurance Company.  General Counsel and
                        Secretary, Reinsurance Group of America,
                        Incorporated.  Director and Secretary, General
                        American Capital Company.  General Counsel and
                        Secretary, Conning Corporation. General Counsel,
                        Conning Asset Management Company.  Director of
                        RGA Reinsurance Company, Walnut Street
                        Securities, Inc. Secretary to the Walnut Street
                        Funds, Inc.

Leonard M. Rubenstein   Chairman of the Board of Directors of Cova,
                        CFLIC, FCLIC, and CLMC - January, 1996 to
                        present; Director of Advisory and Allocation from
                        1995 to present; Chairman of Board of Advisory
                        and Allocation - January, 1996 to present;
                        Executive Vice President and Director of General
                        American Life Insurance Company - 1992 to
                        present. Mr. Rubenstein also holds various
                        positions with the General American subsidiaries
                        as follows: Director and Treasurer of General
                        American Capital Company; Senior Vice President -
                        Investments, Treasurer and Director of
                        Reinsurance Group of America, Incorporated;
                        Director of Paragon Life Insurance Company;
                        Director of General American Holding Company;
                        Chief Executive Officer, Chairman and Director
                        for Conning Corporation; Director of the
                        following: General Life Insurance Company,
                        Security Equity Life Insurance Company, BHIF
                        America de Vida Seguros S.A. (Chile), Manatial
                        Seguros de Vida, S.A. (Argentina), Red Oak
                        Realty Company, General Life Insurance Company
                        of America; RGA Reinsurance Company;
                        Secretary and Director for RGA Sud America S.A.

Myron H. Sandberg       Vice President of Cova - 1985 to present; Vice
                        President of CFLIC - 1985 to present; and CLMC -
                        1989 to present.

John W. Schaus          Vice President of Cova - 1988 to present;
                        Vice President of CFLIC - 1988 to present; and
                        CLMC - 1989 to present.

Lorry J. Stensrud       President and Director of Cova from June, 1995
                        to present, prior thereto Executive Vice
                        President; President and Director of CFLIC from
                        June, 1995 to present, prior thereto Executive
                        Vice President; President and Director of FCLIC
                        from June, 1995 to present, prior thereto
                        Executive Vice President; President and Director
                        of CLMC from June, 1995 to present, prior thereto
                        Executive Vice President only; President and
                        Director of Advisory from 1993 to present;
                        President and Director of Allocation from 1994 to
                        present. Director of CLSC from 1989 to
                        present; President, Chief Executive Officer and
                        Director of Trust - 1996 to present.





COMPANIES  OWNING  SECURITIES  OF  DEPOSITOR.

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the depositor.

The Company is a wholly owned subsidiary of General American Life Insurance Company.

CONTROLLING  PERSONS.

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

     None.

COMPENSATION  OF  OFFICERS  AND  DIRECTORS  OF  DEPOSITOR:

     COMPENSATION  OF  OFFICERS  OF  DEPOSITOR.

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.
     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

(b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

(c) Indirectly or through subsidiaries to each of the officers or partners of the depositor.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

     COMPENSATION  OF  DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)  The  aggregate  direct  remuneration  to  directors;

     Not  Applicable.    See  Item  31.

(b)  Indirectly  through  subsidiaries  to  directors.

     Not  Applicable.    See  Item  31.


     COMPENSATION  TO  EMPLOYEES.

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not  Applicable.    See  Item  31.

(b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those person covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in a supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

     Not  Applicable.    See  Item  31.

     COMPENSATION  TO  OTHER  PERSONS.

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries:

     Not  Applicable.    See  Item  31.


                IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION  OF  SECURITIES.

35. Furnish the names of the States in which sales of the trust's securities: (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each State.

No sales of the Policy have been made or are currently being made. It is presently proposed to sell the Policy in the states where the Company is licensed to do business.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

     Not  Applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or State governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded: (1) name of officer, agency or body; (2) date of denial; (3) brief statement of reason given for denial.

     Not  Applicable.

(b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or State governmental officer, agency or regulatory body: (1) name of officer, agency or body; (2) date of revocation; (3) brief statement of reason given for revocation.

     Not  Applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

     The Policy issued by the Separate Account will be sold by licensed insurance agents in those states where the Policy may be lawfully sold. Such agents will be registered representatives of a broker-dealer registered under the Securities Exchange Act of 1934 which is a member of the National Association of Securities Dealers, Inc.

(b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

     The Company intends to execute an agreement with the Principal Underwriter whereby it will distribute the Policy by executing selling agreements with other broker-dealers. The agreement will be effective on the date executed and will remain effective until terminated by either party upon sixty (60) days notice, and may not be assigned.

(c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

     See  Exhibit  A(3)(c).

INFORMATION  CONCERNING  PRINCIPAL  UNDERWRITER.

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the State or other sovereign power under the laws of which each underwriter was organized and the date of the organization.

     Cova Life Sales Company is a corporation organized under the laws of Illinois on 9/25/84.

(b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

     Cova Life Sales Company is a member of the National Association of Securities Dealers, Inc.

40. a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

     Not  Applicable.

(b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company: (1) the nature of such fee or participation; (2) the name of the person making payment; (3) the nature of the services rendered in consideration for such fee or participation; (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

     Not  Applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

     Cova Life Sales Company also acts as the principal underwriter of variable annuity contracts issued by the Company and its affiliated insurance companies.

(b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

     Not  Applicable.

(c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

     Not  Applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors, or partners of such underwriter.

     Not  Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

     None.

OFFERING  PRICE  OR  ACQUISITION  VALUATION  OF  SECURITIES  OF  THE  TRUST.

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

     Account Values allocated to the Separate Account are invested at net asset value in the Investment Portfolios in accordance with the selection made by the owner.

     Account Values will fluctuate in accordance with investment results of the Investment Portfolios selected. In order to determine how these fluctuations affect Account Value, accumulation units are used. Every business day the Company determines the value of an accumulation unit for each of the Investment Portfolios. The value of an accumulation unit for any given business day is determined by multiplying a factor referred to as the net investment factor times the value of an Accumulation unit for the previous business day. The net investment factor is a number that reflects the change (up or down) in an underlying Investment Portfolio share.

(b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

     Not  Applicable.

(c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

     Not  Applicable.

45. Furnish the following information with respect to any suspension of the redemption rights of securities issued by the trust during the three fiscal years covered by the financial statements filed herewith: (a) by whose action redemption rights were suspended; (b) the number of days' notice given to security holders prior to suspension of redemption rights; (c) reason for suspension; (d) period during which suspension was in effect.

     Not  Applicable.

REDEMPTION  VALUATION  OF  SECURITIES  OF  THE  TRUST.

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

     (1) the source of quotations used to determine the value of portfolio securities;

     The  Custodians  for  the  underlying  series  funds.

     (2)  whether  opening,  closing  bid,  asked  or any other price is used;

     Net  asset  value  is  used.

     (3)  whether  price  is  as  of  the day of sale or as of any other time;

     As  of  the  next  compute  price.

     (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

     See  item  13(a).

     (5) other items which registrant deducts from the net asset value in computing redemption value of its securities; and

     See  item  13(a).

     (6)  whether  adjustments  are  made  for  fractions.

     Not  applicable.


(b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

     Not  applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS.

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interest in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

The Company will maintain a position in Investment Portfolio shares by purchasing Investment Portfolio shares at net asset value in connection with premiums allocated to the Separate Account in accordance with instructions from the Owners and to redeem Investment Portfolio shares at net asset value for the purposes of making Policy obligations, or making adjustments in the reserves held in the Separate Account. There are no procedures for the purchase of underlying securities or interests therein from Owners who exercise surrender rights in that Owners have no direct interest therein.


                    V. INFORMATION CONCERNING THE TRUSTEE
                                 OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

(a)  Name  and  principal  business  address;

     None.

(b)  Form  of  organization;

     Not  Applicable.

(c) State or other sovereign power under the laws of which the trustee or custodian was organized;

     Not  Applicable.

(d)  Name  of  governmental  supervising  or  examining  authority.

     Not  Applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

     Not  Applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

     Not  Applicable.


                 VI. INFORMATION CONCERNING THE INSURANCE OF
                            HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance holders of securities:

(a)  The  name  and  address  of  the  insurance  company;

     Cova  Financial  Services  Life  Insurance  Company
          One  Tower  Lane,  Suite  3000
          Oakbrook  Terrace,  IL  60181
          800-523-1661

(b)  The  types  of  policies  and  whether  individual  or  group  policies;

     The Policy is an individual modified single premium variable life insurance policy.

(c)  The  types  of  risks  insured  and  excluded;

The Policy provides for a death benefit upon the death of the Insured. Under some circumstances, a portion of the death benefit will be paid out if the Insured is terminally ill. The death benefit is the only insurance benefit offered.

(d)  The  coverage  of  the  policies;

While the Policy remains in force, it provides for a death benefit on the life of the Insured.

(e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put;

     The  Owner  designates one or more persons to be the beneficiaries of the
death  benefit.    There  are  no  limitations  on  the  use  of the proceeds.

(f)  The  terms  and  manner  of  cancellation  and  of  reinstatement;

     The Policy will terminate if (1) the owner makes a total surrender of the Policy, (2) the grace period has ended, or (3) the Insured has died. The Policy can be reinstated if the owner did not make a total surrender and of the Insured is still alive within five years after the end of the grace period. To reinstate the Policy, the Insured must provide evidence of insurability and either repay any outstanding loan and accrued interest or reinstate the loan plus interest. A sufficient premium must be paid to (1) cover all deductions that are due and unpaid and (2) be sufficient to keep the Policy in force for 2 months.

(g) The method of determining the amount of premiums to be paid by holders of securities;

     See Item 13(a) for information on the types of charges and methods of assessing them.

(h) The amount of aggregate premiums paid to the insurance company during the last fiscal year;

     Not  Applicable.

(i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor;

     The Company may from time to time, enter into reinsurance treaties with other insurers whereby such insurers may agree to reimburse the Company for mortality expenses.

(j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

     Not  Applicable.


                          VII. POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

     The Company will not substitute another security for the underlying securities of the trust unless the Securities and Exchange Commission shall have approved such substitution.

(b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

     Not  Applicable.

(c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to: (1) the grounds for elimination and substitution; (2) the type of securities which may be substituted for any underlying security; (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries; (4) whether such substituted securities may be the securities of another investment company; and (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

     Not  Applicable.

(d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

     None.

REGULATED  INVESTMENT  COMPANY.

53.          (a)  State  the  taxable  status  of  the  trust.

     The Company is taxed as a life insurance company under the Internal Revenue Code. Since the Separate Account is not a separate entity from the
Company and its operations form a part of the company, it will not be taxed separately as a "regulated investment company" under the Subchapter M of the Code.

(b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

     Not  Applicable.


                 VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

     Not  Applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately 10 years prior to the date of registration or at the approximate date of organization of the trust.

     Not  Applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not  Applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not  Applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

     Not  Applicable.

59.    Financial  statements:

Financial  Statements  of  the  Trust
   The financial statements have not been filed for the Separate Account. It has not yet commenced operations, has no assets or liabilities and has received no income nor incurred any expense.

Financial  Statements  of  the  Depositor
   The  financial  statements  of  the  Company are included herein.




COVA FINANCIAL SERVICES
LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Financial Statements

December 31, 1996, 1995 and 1994

(With Independent Auditors' Report Thereon)

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholder
Cova Financial Services Life Insurance Company:


We have audited the accompanying consolidated balance sheets of Cova Financial Services Life Insurance Company and subsidiaries (a wholly owned subsidiary of Cova Corporation) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders equity and cash flows for the year ended December 31, 1996 and the period from June 1, 1995 to December 31, 1995 (Successor periods), and from January 1, 1995 to May 31, 1995, and for the year ended December 31, 1994 (Predecessor periods). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Services Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the Successor periods, in conformity with generally accepted accounting principles. Also, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows for the Predecessor periods presented, in conformity with generally accepted accounting principles.






St. Louis, Missouri
March 7, 1997

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Balance Sheets

December 31, 1996 and 1995
(In thousands of dollars)


                 ASSETS                                       1996
1995

Investments:
  Debt securities available for sale at market
(cost of $952,817 in 1996 and $583,868 in 1995)       $  949,611  $  594,556
  Mortgage loans (net)                                   244,103      77,472
  Policy loans                                            22,336      19,125
  Short-term investments at cost which approximates
    market                                                 4,404       7,859
                                                      ----------  ----------

Total investments                                      1,220,454     699,012
                                                      ----------  ----------

Cash and cash equivalents - interest bearing              38,322      59,312
Cash - non-interest bearing                                5,501       2,944
Receivable from sale of securities                         1,064          --
Accrued investment income                                 15,011       9,116
Deferred policy acquisition costs                         49,833      14,468
Present value of future profits                           46,389      38,155
Goodwill                                                  20,849      23,358
Federal and state income taxes recoverable                 1,461         397
Deferred tax benefits (net)                               13,537      13,556
Receivable from OakRe                                  1,973,813   2,391,982
Reinsurance receivables                                    3,504       8,891
Other assets                                               2,205       2,425
Separate account assets                                  641,871     410,449
                                                      ----------  ----------

Total Assets                                          $4,033,814  $3,674,065
                                                      ==========  ==========

See accompanying notes to consolidated financial statements.
(continued)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Balance Sheets (Continued)

December 31, 1996 and 1995
(In thousands of dollars)


LIABILITIES AND SHAREHOLDERS EQUITY                   1996         1995

Policyholder deposits                         $3,135,325   $3,033,763
Future policy benefits                            32,342       28,071
Payable on purchase of securities                 15,978        5,327
Accounts payable and other liabilities            19,764       20,143
Future purchase price payable to OakRe            16,051       23,967
Guaranty fund assessments                         12,409       14,259
Separate account liabilities                     626,901      410,449
                                              -----------  -----------

Total Liabilities                              3,858,770    3,535,979
                                              -----------  -----------

Shareholders equity:
  Common stock, $2 par value.  (Authorized
5,000,000 shares; issued and outstanding
2,899,446 shares in 1996 and 1995)                 5,799        5,799
  Additional paid-in capital                     166,491      129,586
  Retained earnings                                3,538          (63)
  Net unrealized appreciation/(depreciation)
    on securities, net of tax                       (784)       2,764
                                              -----------  -----------

Total Shareholders Equity                        175,044      138,086
                                              -----------  -----------

Total Liabilities and Shareholders Equity     $4,033,814   $3,674,065
                                              ===========  ===========


See accompanying notes to consolidated financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Statements of Income

Years ended December 31, 1996, 1995, and 1994
(In thousands of dollars)

                                                       THE COMPANY             PREDECESSOR
                                                             7 MONTHS      5 MONTHS
                                                               ENDED        ENDED
                                                    1996      12/31/95     5/31/95       1994

Revenues:
  Premiums                                          $ 3,154  $   921   $   1,097   $    2,787
  Net investment income                              70,629   24,188      92,486      277,616
  Net realized gain (loss) on sale of investments       472    1,324     (12,414)    (101,361)
  Separate Account charges                            7,205    2,957       1,818        3,992
  Other income                                        1,320      725       1,037        2,713
                                                    -------  --------  ----------  -----------

Total revenues                                       82,780   30,115      84,024      185,747
                                                    -------  --------  ----------  -----------

Benefits and expenses:
  Interest on policyholder deposits                  50,100   17,706      97,867      249,905
  Current and future policy benefits                  5,130    1,785       1,830        5,259
  Operating and other expenses                       14,573    7,126      12,777       24,479
  Amortization of purchased intangible assets         2,332    3,030          --           --
  Amortization of deferred acquisition costs          4,389      100      11,157      125,357
                                                    -------  --------  ----------  -----------

Total Benefits and Expenses                          76,524   29,747     123,631      405,000
                                                    -------  --------  ----------  -----------

Income/(loss) before income taxes                     6,256      368     (39,607)    (219,253)
                                                    -------  --------  ----------  -----------
Income Taxes:
  Current                                             1,740    1,011     (16,404)     (46,882)
  Deferred                                              915     (580)      6,340      (30,118)
                                                    -------  --------  ----------  -----------

Total income tax expense/(benefit)                    2,655      431     (10,064)     (77,000)
                                                    -------  --------  ----------  -----------

Net Income/(Loss)                                   $ 3,601  $   (63)  $ (29,543)  $(142,253))
                                                    =======  ========  ==========  ===========


See accompanying notes to consolidated financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Statements of Shareholders Equity

Years ended December 31, 1996, 1995 and 1994
(In thousands of dollars)

                                                     THE COMPANY                PREDECESSOR
                                                             7 MONTHS      5 MONTHS
                                                              ENDED          ENDED
                                                     1996    12/31/95       5/31/95     1994

Common stock ($2 par value common stock;
  Authorized 5,000,000 shares; issued and
    outstanding 2,899,446 in 1996, 1995 and 1994
      Balance at beg. of period)                   $  5,799   $  5,799   $  5,799   $   5,632
  Par value of additional shares issued                  --         --         --         167
                                                   ---------  ---------             ----------

Balance at end of period                              5,799      5,799      5,799       5,799
                                                   ---------  ---------  ---------  ----------

Additional paid-in capital:
  Balance at beginning of period                    129,586    137,749    136,534     120,763
Adjustment to reflect purchase acquisition
  indicated in note 2                                    --    (52,163)        --          --
Capital contribution                                 36,905     44,000      1,215      15,771
                                                   ---------  ---------  ---------  ----------

Balance at end of period                            166,491    129,586    137,749     136,534
                                                   ---------  ---------  ---------  ----------

Retained earnings/(deficit):
  Balance at beginning of period                        (63)   (36,441)     1,506     143,759
Adjustment to reflect purchase acquisition               --     36,441         --          --
   indicated in note 2
 Net income/(loss)                                    3,601        (63)   (29,543)   (142,253)
 Dividends to shareholder                                --         --     (8,404)         --
                                                   ---------  ---------  ---------  ----------

Balance at end of period                           $  3,538   $    (63)  $(36,441)  $   1,506
                                                   ---------  ---------  ---------  ----------

See accompanying notes to consolidated financial statements.
(Continued)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Statements of Shareholders Equity (Continued)

Years ended December 31, 1996, 1995 and 1994
(In thousands of dollars)


                                                          THE COMPANY            PREDECESSOR
                                                                 7 MONTHS   5 MONTHS
                                                                   ENDED     ENDED
                                                         1996    12/31/95   5/31/95     1994

Net unrealized appreciation/(depreciation)of   securities:
 Balance at beginning of period                                 2,764   $(28,837)  $ (65,228)  $    (321)
 Adjustment to reflect purchase acquisition
   indicated in note 2                                             --     28,837          --          --
 Implementation of change in accounting for
    marketable debt and equity securities,
      net of effects of deferred taxes
       of $18,375 and deferred acquisition
          costs of $42,955                                         --         --          --      34,125
 Change in unrealized appreciation/(depreciation)
    of debt and equity securities                             (13,915)    10,724     178,010    (357,502)
 Change in deferred Federal income taxes                        1,910     (1,489)    (18,458)     53,324
 Change in deferred acquisition costs attributable
    to unrealized losses/(gains)                                1,561         --    (123,161)    205,146
 Change in present value of future profits
    attributable to unrealized losses/(gains)                   6,896     (6,471)         --          --
                                                             ---------  ---------              ----------
 Balance at end of period                                        (784)     2,764     (28,837)    (65,228)
                                                             ---------  ---------  ----------  ----------

 Total Shareholders Equity                                   $175,044   $138,086   $  78,270   $  78,611
                                                             =========  =========  ==========  ==========

See accompanying notes to consolidated financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Statements of Cash Flows

Years ended December 31, 1996, 1995 and 1994
(In thousands of dollars)


                                                      THE COMPANY            PREDECESSOR
                                                            7 MONTHS    5 MONTHS
                                                              ENDED       ENDED
                                                  1996       12/31/95    5/31/95      1994


Cash flows from operating activities:
  Interest and dividend receipts                 $  68,622   $  18,744   $  131,439   $   309,856
  Premiums received                                  3,154         921        1,097         2,787
  Insurance and annuity benefit payments            (3,729)     (2,799)      (1,809)       (3,755)
  Operating disbursements                          (17,158)    (10,480)      (9,689)      (26,023)
  Taxes on income refunded (paid)                   (3,016)         60       48,987        17,032
  Commissions and acquisition costs paid           (36,735)    (17,456)     (23,872)      (26,454)
  Other                                                937         529        1,120           836
                                                 ----------  ----------  -----------  ------------

Net cash provided by/(used in) operating
  activities                                        12,075     (10,481)     147,273       274,279
                                                 ----------  ----------  -----------  ------------

Cash flows from investing activities:
  Cash used for the purchase of investment
    securities                                    (715,274)   (875,994)    (575,891)   (1,935,353)
  Proceeds from investment securities sold and
    matured                                        262,083     253,814    2,885,053     3,040,474
  Other                                            (14,166)        179       (8,557)       (8,185)
                                                 ----------  ----------  -----------  ------------

Net cash provided by/(used in) investing
  activities                                     $(467,357)  $(622,003)  $2,300,605   $ 1,096,936
                                                 ----------  ----------  -----------  ------------

See accompanying notes to consolidated financial statements.
(Continued)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 1996, 1995 and 1994
(In thousands of dollars)


                                                     THE COMPANY             PREDECESSOR
                                                            7 MONTHS     5 MONTHS
                                                              ENDED        ENDED
                                                  1996       12/31/95     5/31/95     1994

Cash flows from financing activities:
  Policyholder deposits                      $ 446,784   $ 132,752   $    130,660   $  274,960
  Transfers from/(to) OakRe                    574,010     628,481     (3,048,531)          --
  Transfer to Separate Accounts               (119,592)    (37,946)        (4,835)     (33,548)
  Return of policyholder deposits             (491,025)   (436,271)      (290,586)    (608,868)
  Dividends to Shareholder                          --          --         (8,404)          --
  Capital contributions received                20,000      44,000          1,215       15,938
                                             ----------  ----------  -------------  -----------

Net cash provided by/(used in) financing
  activities                                   430,177     331,016     (3,220,481)    (351,518)
                                             ----------  ----------  -------------  -----------

Increase/(decrease) in cash and cash
  equivalents                                  (25,105)   (301,468)      (772,603)   1,019,697

Cash and cash equivalents at beginning of
  period                                        62,256     363,724      1,136,327      116,630
CFLIC contributed cash (Note 9)                  6,672          --             --           --
Cash and cash equivalents at end of period   $  43,823   $  62,256   $    363,724   $1,136,327
                                             ==========  ==========  =============  ===========


See accompanying notes to consolidated financial statements.

(Continued)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Statements of Cash Flows, Continued
(In thousands of dollars)

                                                       THE COMPANY          PREDECESSOR
                                                              7 MONTHS   5 MONTHS
                                                                ENDED      ENDED
                                                    1996      12/31/95    5/31/95    1994

Reconciliation of net income/(loss)to net cash
 provided by operating activities:
   Net income/(loss)                                 $  3,601   $    (63)  $(29,543)  $(142,253)
   Adjustments to reconcile net income/(loss)
     to net cash provided by operating activities:
       Increase/(decrease) in future policy
         benefits (net of reinsurance)                    680     (1,013)        11       1,494
       Increase/(decrease) in payables and accrued
           liabilities                                  2,900       (392)   (10,645)      3,830
       Decrease/(increase) in accrued investment
           income                                      (4,778)    (7,904)    32,010      21,393
       Amortization of intangible assets                6,721      3,831     11,309     125,722
       Amortization and accretion of securities
           premiums and discounts                       2,751        307      2,410       3,635
       Recapture commissions paid to OakRe             (4,483)    (4,777)        --          --
       Net realized losson sale of
           investments                                   (472)    (1,324)    12,414     101,361
       Interest accumulated on policyholder
           deposits                                    50,100     17,706     97,867     249,905
       Investment expenses paid                         1,151        642      2,373       7,296
       Decrease/(Increase)in guaranty assessments          --       (104)     5,070        (935)
       Increase/(decrease) in current and deferred
           Federal income taxes                          (351)       491     38,923     (59,263)
       Separate account net loss                       (2,008)         1          1           2
       Deferral of acquisition costs                  (34,803)   (14,568)   (13,354)    (30,024)
       Other                                           (8,934)    (3,314)    (1,573)     (7,884)
                                                                           ---------  ----------

Net cash provided by operating activities            $ 12,075   $(10,481)  $147,273   $ 274,279
                                                     =========  =========  =========  ==========

See accompanying notes to consolidated financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

December 31, 1996, 1995 and 1994

(1)  NATURE OF BUSINESS AND ORGANIZATION

     NATURE OF THE BUSINESS

Cova Financial Services Life Insurance Company (CFSLIC) and subsidiaries (the Company), formerly Xerox Financial Services Life Insurance Company (the Predecessor), market and service single premium deferred annuities, immediate annuities, variable annuities, and single premium whole-life insurance policies. The Company is licensed to do business in 47 states and the District of Columbia. Most of the policies issued present no significant mortality nor longevity risk to the Company, but rather represent investment deposits by the policyholders. Life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

Under the deferred annuity contracts, interest rates credited to policyholder deposits are guaranteed by the Company for periods from one to ten years, but in no case may renewal rates be less than 3%. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders also may incur certain Federal income tax penalties on withdrawals.

Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms and banks, approximately 66%, 59% and 57% of the companies sales have been through two specific brokerage firms, A.G. Edwards & Sons, Incorporated. and Edward Jones & Company in 1996, 1995 and 1994, respectively.

     ORGANIZATION

Prior to June 1, 1995 Xerox Financial Services, Inc. (XFSI) owned 100% or 2,899,446 shares of the Predecessor. XFSI is a wholly owned subsidiary of Xerox Corporation.

On June 1, 1995 XFSI sold 100% of the issued and outstanding shares of the Predecessor to Cova Corporation, a subsidiary of General American Life Insurance Company (GALIC), a Missouri domiciled life insurance company, in exchange for approximately $91.4 million in cash and $22.7 million in future payables. In conjunction with this Agreement, the Predecessor also entered into a financing reinsurance transaction that caused OakRe Life Insurance Company(OakRe),a subsidiary of the Predecessor, to assume the economic benefits and risks of the existing single premium deferred annuity deposits (SPDAs) of Cova Financial Services Life Insurance Company, which had an aggregate carrying value at June 1, 1995 of $2,982.0 million. In exchange, the Predecessor transferred specifically identified assets to OakRe with a market value at June 1, 1995 of $2,986.0 million. Ownership of OakRe was retained by XFSI subsequent to the sale of the Predecessor and other affiliates. The Receivable from OakRe to the Company that was created by this transaction will be liquidated over the remaining crediting rate guaranty periods (which will be substantially expired in four years) by the transfer of cash in the amount of the then current account value, less a recapture commission fee to OakRe on policies retained beyond their 30-day no-fee surrender window by the Company, upon the next crediting rate reset date of each annuity policy. The Company may then reinvest that cash for those policies that are retained and thereafter assume the benefits and risks of those deposits.




COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

In the event that both OakRe and XFSI default on the receivable, the Company may draw funds from a standby bank irrevocable letter of credit established by XFSI in the amount of $500 million. No funds were drawn on this letter of credit during the periods ending December 31, 1996 and 1995.

In substance, terms of the agreement have allowed the seller, XFSI, to retain substantially all of the existing financial benefits and risks of the existing business, while the purchaser, GALIC, obtained the corporate operating and product licenses, marketing and administrative capabilities of the Company, and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.

The Company owns 100% of the outstanding shares of First Cova Life Insurance Company (a New York domiciled insurance company) (FCLIC) and Cova Financial Life Insurance Company (a California domiciled insurance company) (CFLIC). Ownership of Cova Financial Life Insurance Company was obtained on December
31, 1996 as the result of a capital contribution by Cova Corporation. The Company has presented the consolidated financial position and results of operations for its subsidiaries from the dates of actual ownership (see note
9).

(2)  CHANGE IN ACCOUNTING

Upon closing the sale, the Company restated its financial statements in accordance with "push down purchase accounting", which allocates the net purchase price for the Company and its then sole subsidiary FCLIC of $91.4 million according to the fair values of the acquired assets and liabilities, including the estimated present value of future profits. These allocated values were dependent upon policies in force and market conditions at the time of closing, however, these allocations were not finalized until 1996. The table below summarizes the final allocation of purchase price:

(In Millions)

                                                   June 1, 1995
                                   --------------
Assets acquired:
  Debt securities                  $         32.4
  Policy loans                               18.3
  Cash and cash equivalents                 363.7
  Present value of future profits            47.4
  Goodwill                                   20.5
  Deferred tax benefit                       24.9
  Receivable from OakRe                   2,969.0
  Other assets                                5.9
  Separate account assets                   332.7
                                   --------------
                                          3,814.8
                                   --------------
Liabilities assumed:
  Policyholder deposits                   3,299.2
  Future policy benefits                     27.2
  Future purchase price payable              22.7
  Deferred Federal income taxes              12.6
  Other liabilities                          29.0
  Separate account liabilities              332.7
                                   --------------
                                          3,723.4
                                   --------------
Adjusted purchase price            $         91.4
                                   ==============

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

In addition to revaluing all material tangible assets and liabilities to their respective estimated market values as of the closing date of the sale, the Company also recorded in its financial statements the excess of cost over fair value of net assets acquired (goodwill) as well as the present value of future profits to be derived from the purchased and reinsured business. These amounts were determined in accordance with the purchase method of accounting. This new basis of accounting resulted in an increase in shareholders equity of $13.1 million in 1995 reflecting the application of push down purchase accounting. The Companys consolidated financial statements subsequent to June 1, 1995 reflect this new basis of accounting.

All amounts for periods ended before June 1, 1995 are labeled Predecessor and are based on predecessor historical costs. The periods ending on or after such date are labeled The Company, and are based on the new cost basis of the Company or fair values at June 1, 1995 and subsequent results of operations.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     SECURITIES

Investments in all debt securities and those equity securities with readily determinable market values are classified into one of three categories: held-to-maturity, trading, or available-for-sale. Classification of investments is based on management's current intent. All debt and equity securities at December 31, 1996 and 1995 were classified as available-for-sale. Securities available-for-sale are carried at market value, with unrealized holding gains and losses reported as a separate component of stockholders equity, net of deferred effects of income tax and related effects on deferred acquisition costs.

Amortization of the discount or premium from the purchase of mortgage-backed bonds is recognized using a level-yield method which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments previously anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the mortgage-backed bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding charge or credit to interest income (the "retrospective method").

A realized loss is recognized and charged against income if the Company's carrying value in a particular investment in the available-for-sale category has experienced a significant decline in market value that is deemed to be other than temporary.

Investment income is recorded when earned. Realized capital gains and losses on the sale of investments are determined on the basis of specific costs of investments and are credited or charged to income. Gains or losses on financial future or option contracts which qualify as hedges of investments are treated as basis adjustments and are recognized in income over the life of the hedged investments.

     MORTGAGE LOANS AND OTHER INVESTED ASSETS

Mortgage loans and policy loans are carried at their unpaid principal balances. Real estate is carried at cost less accumulated depreciation. Other invested assets are carried at lower of cost or market.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

Real estate reserves are established when declines in collateral values, estimated in light of current economic conditions and calculated in conformity with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114), indicate a likelihood of loss. Prior to 1995, the Company evaluated its real estate-related assets (including accrued interest) by estimating the probabilities of loss utilizing various projections that included several factors relating to the borrower, property, term of the loan, tenant composition, rental rates, other supply and demand factors and overall economic conditions. Generally, at that time, the reserve was based upon the excess of the loan amount over the estimated future cash flows from the loan.

In 1995, the Company adopted Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures (SFAS 118). SFAS 118 amends SFAS 114, providing clarification of income recognition issues and requiring additional disclosures relating to impaired loans. The adoption of SFAS 114 and 118 had no effect on the Companys financial position or results of operations at or for the period ended December 31, 1995. The Company had no impaired loans, but did establish a valuation allowance for potential losses on mortgage loans of $88 thousand at December 31, 1996.

Prior to 1995, when an investment supported by real estate collateral was deemed "in-substance" foreclosed, the investment was reclassified as real estate and recorded at its fair value, with any reduction in carrying value recorded as a realized loss. The change in this valuation was recorded as a realized capital gain or loss in the statements of income.

     CASH AND CASH EQUIVALENTS

Cash and cash equivalents include currency and demand deposits in banks, US Treasury bills, money market accounts, and commercial paper with maturities under 90 days, which are not otherwise restricted.

SEPARATE ACCOUNT ASSETS

The separate account investments are assigned to the policyholders in the separate accounts, and are not guaranteed or supported by the other general investments of the Company. The Company earns mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. Separate accounts assets are valued at fair market value.

In order to provide for optimum policyholder returns, and to allow for the replication of the investment performance of existing cloned mutual funds, the Company has periodically transferred capital to the separate account to provide for the initial purchase of investments in new portfolios. As additional funds have been received through policyholder deposits, the Company has periodically reduced its capital investment in the separate accounts. As of December 31, 1996, approximately $15.0 million of capital investments remained within the separate accounts.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

     DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business which vary with and are directly related to the production of new business, principally commissions, premium taxes, sales costs, and certain policy issuance and underwriting costs, are deferred.
 These deferred costs are amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of deferred acquisition costs is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception of the policies and contracts. The amortization and adjustments resulting from unrealized gains and losses is not recognized currently in income but as an offset to the unrealized gains and losses reflected as a separate component of equity.

The components of deferred policy acquisition costs are shown below. The effects on deferred policy acquisition costs of the consolidation of CFLIC (see note 9) with the Company are presented separately.



                                              THE COMPANY             PREDECESSOR
                                                      7 MONTHS    5 MONTHS
                                                        ENDED       ENDED
(In Thousands)                    1996     12/31/95    5/31/95      1994

Deferred policy acquisition costs,
  beginning of period                       $14,468   $ 92,398   $ 213,362   $ 146,504
Effects of push down purchase
  accounting                                     --    (92,398)         --          --
Commissions and expenses deferred            34,803     14,568      13,354      30,025
Amortization                                 (4,389)      (100)    (11,157)   (125,357)
Deferred policy acquisition costs
 attributable to unrealized gains/(losses)    1,561         --    (123,161)    162,190
Effects on deferred policy acquisition
  costs of CFLIC consolidation                3,390         --          --          --
                                            --------
Deferred policy acquistion costs,
  end of period                             $49,833   $ 14,468   $  92,398   $ 213,362
                                            ========  =========  ==========  ==========


     PURCHASE RELATED INTANGIBLE ASSETS AND LIABILITIES

In accordance with the purchase method of accounting for business combinations, two intangible assets and a future payable related to accrued purchase price consideration were established as of the purchase date:

     PRESENT VALUE OF FUTURE PROFITS

As of June 1, 1995 the Company established an intangible asset which represents the present value of future profits to be derived from both the purchased and transferred blocks of business. Certain estimates were utilized in the computation of this asset including estimates of future policy retention, investment income, interest credited to policyholders, surrender fees, mortality costs, and policy maintenance costs discounted at a pre-tax rate of 18% (12% net after tax).

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

In addition, as the Company has the option of retaining its SPDA policies after they reach their next interest rate reset date and are recaptured from OakRe, a component of this asset represents estimates of future profits on recaptured business. This asset will be amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of present value of future profits will be adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception. The amortization and adjustments resulting from unrealized gains and losses is not recognized currently in income but as an offset to the unrealized gains and losses reflected as a separate component of equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

Based on current assumptions, amortization of the original in-force PVFP asset, expressed as a percentage of the original in-force asset, are projected to be 6.8%, 5.8%, 4.6%, 4.5% and 4.7% for the years ended December 31, 1997 through 2001, respectively. Actual amortization incurred during these years may be more or less as assumptions are modified to incorporate actual results.

During 1996, the Company adjusted its original purchase accounting to include a revised estimate of the ultimate renewal (recapture) rate. This adjustment resulted in a re-allocation of the net purchased intangible asset between present value of future profits, goodwill and the future payable. This final allocation and the resulting impact on inception to date amortization was recorded, in its entirety, in 1996. No restatement of the June 1, 1995 opening Balance Sheet was made.

The components of present value of future profits are below. The effects on present value of future profits of the consolidation of CFLIC (see note 9) with the Company are presented separately.

                                                                        The Company
                                                                             7 Months
Ended
(In Thousands)                                                        1996
12/31/95

Present value of future profits - beginning of period               38,155    46,709
Interest added                                                       3,274     1,941
Net amortization                                                    (3,747)   (4,024)
Present value of future profits attributable to unrealized gains     6,896    (6,471)
Adjustment due to revised push down purchase accounting                698        --
Effects on present value of future profits of CFLIC consolidation    1,113        --
Present value of future profits - end of period                    $46,389   $38,155

                                                                Future payable

    Pursuant to the financial reinsurance agreement with OakRe, the receivable from OakRe becomes due in installments when the SPDA policies reach their next crediting rate reset date. For any recaptured policies that continue in force into the next guarantee period, the Company will pay a commission to OakRe of
        1.75% up to 40% of policy account values originally reinsured and 3.5% thereafter. On policies that are recaptured and subsequently exchanged to a variable annuity policy, the Company will pay a commission to OakRe of 0.50%.
                                                                   (continued)

               COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
                               (a wholly owned subsidiary of Cova Corporation)

                                    Notes to Consolidated Financial Statements

   The Company has recorded a future payable that represents the present value ofthe anticipated future commission payments payable to OakRe over the remaining life of the financial reinsurance agreement discounted at an estimated borrowing rate of 6.5%. This liability represents a contingent purchase price payable for the policies transferred to OakRe on the purchase date and has been pushed down to the Company through the financial reinsurance agreement.  The Company expects that this payable will be substantially extinguished by the year 2000.

   The components of this future payable are below.  The effects on the future payable of the consolidation of CFLIC (see note 9) with the Company are presented separately.

                                                              The Company
                                                                 7 Months
Ended
(In Thousands)                                              1996     12/31/95

Future payable - beginning of period                     $23,967   $27,797
Interest added                                               943       947
Payments to OakRe                                         (4,483)   (4,777)
Adjustment due to revised push down purchase accounting   (5,059)       --
Effects on future payable of CFLIC consolidation             683        --
                                                         --------
Future payable - end of period                           $16,051   $23,967
                                                         ========  ========

               COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
                               (a wholly owned subsidiary of Cova Corporation)

                                    Notes to Consolidated Financial Statements

                                                                      Goodwill

     Under the push down method of purchase accounting, the excess of purchase price over the fair value of tangible and intangible assets and liabilities acquired is established as an asset and referred to as Goodwill.  The Company has elected to amortize goodwill on the straight line basis over a 20 year period. The components of goodwill are below. The effects on goodwill of the consolidation of CFLIC (see note 9) with the Company are presented separately.



(In Thousands)                                                   The Company
                                                          --------------------
                                                                                 7 Months Ended
                                                                         1996          12/31/95
                                                                                ----------------
Goodwill - beginning of period                            $            23,358   $        24,060
Amortization                                                             (916)             (702)
Adjustment due to revised push down purchase accounting
                                                                       (3,626)               --
Effects on goodwill of CFLIC consolidation                              2,033                --
                                                          --------------------

Goodwill - end of period                                  $            20,849   $        23,358


     Deferred Tax Assets and Liabilities

XFSI and GALIC agreed to file an election to treat the acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code
Section 338(h)(10). As a result of that election, the tax basis of the Companys assets as of the date of acquisition were revalued based upon fair market values. The principal effect of the election was to establish a tax asset on the tax-basis balance sheet of approximately $35.3 million for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

     POLICYHOLDER DEPOSITS

The Company recognizes its liability for policy amounts that are not subject to policyholder mortality nor longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any withdrawals. The average weighted interest crediting rate on the Companys policyholder deposits as of December 31, 1996 was 5.77%.

     FUTURE POLICY BENEFITS

Reserves are held for future annuity benefits that subject the Company to risks to make payments contingent upon the continued survival of an individual or couple (longevity risk). These reserves are valued at the present value of estimated future benefits discounted for interest, expenses, and mortality. The assumed mortality is the 1983 Individual Annuity Mortality Tables discounted at 5.50% to 8.50%, depending upon year of issue.

Current mortality benefits payable are recorded for reported claims and estimates of amounts incurred but not reported.
COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

     PREMIUM REVENUE

The Company recognizes premium revenue at the time of issue on annuity policies that subject it to longevity risks.

The Company currently assesses no explicit life insurance premium for its commitment to make payments in excess of its recorded liability that are contingent upon policyholder mortality. Benefits paid in excess of the recorded liability are recognized when incurred as the amounts are not material to the financial statements.

Amounts collected on policies not subject to any mortality or longevity risk are recorded as increases in the policyholder deposits liability.

     FEDERAL INCOME TAXES

Prior to June 1,1995 the revenues and expenses of the Predecessor were included in a consolidated Federal income tax return with its parent company and other affiliates. Allocations of Federal income taxes were based upon separate return calculations.

Subsequent to June 1, 1995, the Company filed its own separate income tax return, independent from its ultimate parent, GALIC.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income to the period that includes the enactment date.

     RISKS AND UNCERTAINTIES

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

The following elements of the consolidated financial statements are most affected by the use of estimates and assumptions:

      -   Investment market valuation
      -   Amortization of deferred policy acquisition costs
      -   Amortization of present value of future profits
      -   Recoverability of Goodwill

The market value of the Company's investments is subject to the risk that interest rates will change and cause a temporary increase or decrease in the liquidation value of debt securities. To the extent that fluctuations in interest rates cause the cash flows of assets and liabilities to change, the Company might have to liquidate assets prior to their maturity and recognize a gain or loss. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques which attempt to control the risks presented by differences in the probable cash flows and reinvestment of assets with the timing of crediting rate changes in the Company's policies and contracts. Changes in the estimated prepayments of mortgage-backed securities also may cause retrospective changes in the amortization period of securities and the related recognition of income.


COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

The amortization of deferred acquisition costs is based on estimates of long-term future gross profits from existing policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the deferred expense.

In a similar manner, the amortization of present value of future profits is based on estimates of long-term future profits from existing and recaptured policies.

These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the asset.

In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of (SFAS 121), which was adopted by the Company in the fourth quarter of 1995, the Company has considered the recoverability of Goodwill and has concluded that no circumstances have occurred which would give rise to impairment of Goodwill for the period ending December 31, 1996.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS #107) applies fair value disclosure practices with regard to financial instruments, both assets and liabilities, for which it is practical to estimate fair value. In cases where quoted market prices are not readily available, fair values are based on estimates that use present value or other valuation techniques.

These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in the immediate settlement of the instruments. SFAS #107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Because of this, and further because a value of a business is also based upon its anticipated earning power, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The Predecessor adopted Statement of Financial Accounting Standard No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" (SFAS #119), as of December 31, 1994. SFAS #119 requires increased disclosures about derivative financial instruments including the amount, nature, and terms of all derivative financial instruments as well as disclosure of the purposes for which derivative financial instruments are held, end-of-period fair values and any net gains or losses arising from trading of derivative financial instruments.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS
     AND ACCRUED INVESTMENT INCOME:

The carrying values amounts reported in the balance sheets for these instruments approximate their fair values. Short-term debt securities are considered "available for sale."

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

     INVESTMENT SECURITIES (INCLUDING MORTGAGE-BACKED SECURITIES):

Fair values for debt securities are based on quoted market prices, where available. For debt securities not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements and certain mortgage-backed securities, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. (See note 4 for fair value disclosures). Fair values for mortgages are based on management estimates and incorporate independent appraisals of underlying real property. As of December 31, 1996, fair value of the Companys mortgage loans are equivalent to their carrying value.

    INTEREST RATE SWAPS AND FINANCIAL FUTURES CONTRACTS:

The fair value of interest rate swaps and financial futures contracts are the amounts the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Amounts are based on quoted market prices or pricing models or formulas using current assumptions. (See note 6 for fair value disclosures).

     INVESTMENT CONTRACTS:

The Company's policy contracts require the beneficiaries to commence receipt of payments by the later of age 85 or 10 years after purchase, and substantially all permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities for investment type contracts (Policyholder Deposits) are estimated as the amount payable on demand. As of December 31, 1996 and 1995 the cash surrender value of policyholder funds on deposit were approximately $29.1 million and $2.2 million less than their stated carrying value, respectively. Of the contracts permitting surrender, 90% provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

All of the Company's deposit obligations are fully guaranteed by the acquirer, GALIC, and the receivable from OakRe equal to the SPDA obligations is guaranteed by OakRe's parent, XFSI.

     REINSURANCE:

The impact of reinsurance on the December 31, 1996 financial statements is not considered material.

The financing reinsurance agreement entered into with OakRe does not meet the conditions for reinsurance accounting under Generally Accepted Accounting Principles (GAAP). The net assets initially transferred to OakRe were established as a receivable and are subsequently increased as interest is accrued on the underlying liabilities and decreased as funds are transferred back to the Company when policies reach their crediting rate reset date or benefits are claimed.

     OTHER

Certain 1994 and 1995 amounts have been reclassified to conform to the 1996 presentation.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

(4)  INVESTMENTS

The Company's investments in debt and equity securities are considered available for sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholder equity. The carrying value and amortized cost of investments at December 31, 1996 and 1995 were as follows:

                                                           1996
                                                       GROSS      GROSS     ESTIMATED
                                          CARRYING   UNREALIZED UNREALIZED    FAIR
AMORTIZED
                                            VALUE       GAINS    LOSSES      VALUE       COST
                                                (in thousands of dollars)

Debt Securities:
  US. Government Treasuries              $    7,175  $   29     ($50)  $    7,175  $    7,196
  Collateralized mortgage obligations       382,335     985   (2,721)     382,335     384,071
  Corporate, state, municipalities, and
    political subdivisions                  560,101   3,971   (5,427)     560,101     561,557

Total debt securities                       949,611   4,985   (8,198)     949,611     952,824

Mortgage loans                              244,103      --       --      244,103     244,103
Policy loans                                 22,336      --       --       22,336      22,336
Short term investments                        4,404      21       --        4,404       4,383

Total investments                        $1,220,454  $5,006  ($8,198)  $1,220,454  $1,223,646
Companys beneficial interest in
 separate accounts                       $   14,970      --       --   $   14,970          --


                                                                                     1995
                                                        GROSS      GROSS     ESTIMATED
                                           CARRYING  UNREALIZED  UNREALIZED    FAIR
AMORTIZED
                                             VALUE     GAINS      LOSSES      VALUE
COST
                                                 (in thousands of dollars)

Debt Securities:
  US. Government Treasuries              $  4,307  $   156        --   $  4,307  $  4,151
  Collateralized mortgage obligations     252,148    4,344  $   (237)   252,148   248,041
  Corporate, state, municipalities, and
    political subdivisions                338,101    7,261      (836)   338,101   331,676
                                         --------  -------  ---------  --------  --------

Total debt securities                     594,556   11,761    (1,073)   594,556   583,868
                                         --------  -------  ---------  --------  --------

Mortgage loans                             77,472       --        --     77,472    77,472
Policy loans                               19,125       --        --     19,125    19,125
Short term investments                      7,859       36        --      7,859     7,823
                                         --------  -------  ---------  --------  --------

Total investments                        $699,012  $11,797  $ (1,073)  $699,012  $688,288
                                         ========  =======  =========  ========  ========

As of December 31, 1996, the Company had no impaired investments. The Company did establish a valuation allowance for potential losses on mortgage loans of $88 thousand as of December 31, 1996.


COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements


The amortized cost and estimated market value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                 1996
                                                    ESTIMATED
                                          AMORTIZED   MARKET
                                            COST      VALUE

(in thousands of dollars)
Due after one year through five years    $233,232  $234,493
Due after five years through ten years    283,884   281,155
Due after ten years                        51,630    51,628
Mortgage-backed securities                384,078   382,335

Total                                    $952,824  $949,611

At December 31, 1996, approximately 98.7% of the Company's debt securities are investment grade or are non-rated but considered to be of investment grade.
Of the 1.3% non-investment grade debt securities, all are rated as BB+.


Included in debt securities in 1994 and the first five months of 1995 are investments in interest-only mortgage-backed stripped securities (IOs) and similar IOettes. Accounting for investments in "high risk" (interest only) collateralized mortgage obligations (CMOs), is in accordance with the provisions of EITF Nos. 89-4 and 93-18. An effective yield is calculated for each high risk CMO based on the current amortized cost of the investment and the current estimate of future cash flow. The recalculated effective yield is used to record interest income in subsequent periods (the "prospective method"). If the anticipated cash flow for any "high risk" CMO discounted at the comparable risk-free rate is less than the unamortized cost, an impairment loss is recorded and the unamortized cost adjusted. The write-down is treated as a realized loss. Write-downs of $3,341,163 were recorded in 1994. No IOs or IOettes were held by the Company at December 31, 1996 or 1995. The weighted average of the effective yield that was used to accrue interest income in 1994 was 11.88%.

The Company participates in a securities lending program whereby certain securities are loaned to third parties, primarily major brokerage firms. The agreement with a custodian bank facilitating such lending requires a minimum of 102% of the initial market value of the domestic loaned securities to be maintained in a collateral pool. To further minimize the credit risk related to this lending program, the Company monitors the financial condition of the counter parties to these agreements. Securities loaned at December 31, 1996 had market values totaling $16,612,411. Cash, letters of credit, and government securities of $17,251,070 was held by the custodian bank as collateral to secure this agreement. Income on the Companys security lending program in 1996 was immaterial.

No debt securities were non-income producing during the years ended December 31, 1996 and 1995.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

Information related to troubled debt restructurings during 1994 is as follows:

                                                                       THE
PREDECESSOR
                                                    DEBT      MORTGAGE
                                                 SECURITIES    LOANS     TOTAL
                                                   (in thousands of dollars)

Aggregate carrying value at December 31, 1994  $3,306  --  $3,306
Gross interest income included in net income
  during 1994                                     205  --     205
Gross interest income that would have been
  earned during 1994 if there had been no
  restructuring                                   538  --     538


The components of net investment income, realized capital gains/(losses) and unrealized gains/(losses) were as follows:

                                                   THE COMPANY           PREDECESSOR
                                                          7 MONTHS   5 MONTHS
                                                           ENDED      ENDED
                                                 1996     12/31/95   5/31/95    1994
                                                     (in thousands of dollars)

Income on debt securities                         $53,632   $19,629   $ 63,581   $        267,958
Income on equity securities                            --        --        302                645
Income on short-term investments                    2,156     2,778     28,060             11,705
Income on cash on deposit                              --        --         --                316
Income on interest rate swaps                          --        --        377               (244)
Income on policy loans                              1,454       868        624              1,376
Interest on mortgage loans                         13,633     1,444        248              1,162
Income on foreign exchange                             --        --        184               (433)
Income of real estate                                  --        --      1,508              3,278
Income on separate account investments                772        --         (1)                 2
Miscellaneous interest                                133       109        (24)              (853)
                                                            --------  ---------  -----------------

Total investment income                            71,780    24,828     94,859            284,912
                                                                      ---------
Investment expenses                                (1,151)     (640)    (2,373)            (7,296)
                                                  --------  --------  ---------

Net investment income                             $70,629   $24,188   $ 92,486   $        277,616
                                                  ========  ========  =========  =================

Realized capital gains/(losses) were as follows:
  Debt securities                                     469   $ 1,344   $(16,749)  $        (79,300)
  Mortgage loans                                        4        --      1,431             (3,452)
  Equity securities                                    --        --       (423)               (76)
  Real estate                                          --        --       (124)                --
  Short-term investments                               (1)      (20)    (1,933)              (282)
  Other assets                                         --        --        (76)               147
  Interest rate swaps                                  --        --      5,460         -- (18,398)
                                                                      ---------  -----------------

Net realized gains/(losses) on investments        $   472   $ 1,324   $(12,414)  $       (101,361)
                                                  ========  ========  =========  =================


COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements



                                                     THE COMPANY           PREDECESSOR
                                                           7 MONTHS    5 MONTHS
                                                             ENDED      ENDED
                                                     1996   12/31/95   5/31/95      1994
                                                                                 (In thousands
of dollars)

Unrealized gains/(losses) were as follows:
  Debt securities                                      ($3,213)  $10,688   $(85,410)  $(261,947)
  Short-term investments                                    21        36        879        (594)
  Effects on deferred acquisition costs amortization     1,561        --     39,030     162,190
  Effects on present value of future profits               425    (6,471)        --          --
Unrealized gains/(losses) before income tax             (1,206)    4,253    (45,501)   (100,351)
Unrealized income tax benefit/(expense)                    422    (1,489)    16,664      35,123

Net unrealized gains (losses) on investments             ($784)  $ 2,764   $(28,837)   ($65,228)
                                                                 ========  =========  ==========


        Proceeds from sales of investments in debt securities during 1996 were $223,430,495. Gross gains of $1,158,518 and gross losses of $687,126 were realized on those sales.  Included in these amounts were $28,969 of gross gains realized on the sale of non-investment grade securities.

  Proceeds from sales of investments in debt securities for the Company during
   1995 were $214,811,186, and for the Predecessor were $2,786,998,780. Gross gains of $1,533,501 and gross losses of $190,899 were realized by the Company on its sales. Included in these amounts for the Company are $373,768 of gross gains realized on the sale of non-investment grade securities. The
Predecessor realized gross gains of $9,499,191 and gross losses of $26,249,279 on its sales.  Included in these amounts are $6,367,297  of gross gains and
       $7,607,167 of gross losses realized on the sale of non-investment grade securities.

        Proceeds from sales of investments in debt securities during 1994 were $3,081,863,341. Gross gains of $59,472,808 and gross losses of $136,394,109 were realized on those sales.  Included in these amounts are $6,455,887 of gross gains and $6,692,683 of gross losses realized on the sale of non-investment grade securities.

  Unrealized appreciation/(depreciation) of debt securities for the Company in 1996 and 1995, and the Predecessor in 1995 and 1994 were $(13,900,000),
       $10,688,000, $176,537,000, and $(357,401,000), respectively. Unrealized appreciation/(depreciation)of debt securities is calculated as the change between the cost and market values of debt securities for the years then ended.

 Securities with a book value of approximately $7,032,267 at December 31, 1996 were deposited with government authorities as required by law.

               COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
                               (a wholly owned subsidiary of Cova Corporation)

                                    Notes to Consolidated Financial Statements

                       (5)  SECURITIES GREATER THAN 10% OF SHAREHOLDERS EQUITY

  As of December 31, 1996 the Company held the following individual securities which exceeded 10% of shareholders equity:


                                 LONG-TERM DEBT                       CARRYING
                                    SECURITIES                           VALUE

Countrywide Mtg. 1993-12 A4  $19,347,536
FNMA Remic Tr 1996-50 A1      19,104,500


As of December 31, 1995 the Company held the following individual securities which exceeded 10% of shareholders equity:

      LONG-TERM DEBT                      CARRYING
        SECURITIES                         VALUE


Countrywide Mtg. 1993-12 A4  $18,726,875
American Airlines             15,080,392


                        (6)  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

                                                   FINANCIAL FUTURES CONTRACTS

Futures contracts are contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date for a specific price. Gains or losses are realized in daily cash settlements. Risks arise from the possible inability of counter parties to meet the terms of their contracts and from movements in securities values and interest rates. When future contracts are designated as hedges, additional risks arise due to the possibility that the futures contract will provide an imperfect correlation to the hedged security.

The Company periodically enters into financial futures contracts in order to hedge its short term investment spread risks encountered during occasional periods of unusually large recapture activity. Gains and losses from these anticipatory hedges are applied to the cost basis of the assets acquired with recaptured funds. In 1996, $381,105 in net losses were recorded as basis adjustments to hedged debt securities.

In order to limit its exposure to market fluctuations while it holds temporary seed money investments within the separate account (see note 3), the Company has adopted a hedging policy that involves holdings of futures contracts. As of December 31, 1996, the Company held 35 S&P 500 index futures contracts, 5 5-year T-Note futures contracts and 10 10-year T-Note futures contracts with a total notional face amount of $14,528,750 and a total fair market value of $14,652,969. Collateral requirements set by the Chicago Board of Trade averaged $9,800 per contract at December 31, 1996. At December 31, 1996, the Company recorded as a component of net investment income, $1,639,717 of gross losses from terminated contracts and $406,141 of gross gains from open contracts. In 1996, the Company also recorded, as an offsetting component of net investment income, a net gain of $2,007,720 from market appreciation on the underlying hedged securities within the separate account.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

(7)  POST-RETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company has no direct employees and no retired employees. All personnel used to support the operations of the Company are supplied by contract by Cova Life Management Company (CLMC), a wholly owned subsidiary of Cova Corporation.
  The Company is allocated a portion of certain health care and life insurance benefits for future retired employees of CLMC. In 1996 and 1995, the Company was allocated a portion of benefit costs including severance pay, accumulated vacations, and disability benefits. At December 31, 1996 CLMC had no retired employees nor any employees fully eligible for retirement and had no disbursements for such benefit commitments. The expense arising from these obligations is not material.

(8)  INCOME TAXES

The Company will file a consolidated Federal Income Tax return with its
wholly-owned  subsidiary,  FCLIC.    Amounts payable or recoverable related to
periods before June 1, 1995 are subject to an indemnification agreement with XFSI, which has the effect that the Company is not at risk for any income taxes nor entitled to recoveries related to those periods, except for approximately $1.4 million of state income tax recoveries.

Income taxes are recorded in the statements of earnings and directly in certain shareholders equity accounts. Income tax expense (benefit) for the years ended December 31 was allocated as follows:


                                                     THE COMPANY           PREDECESSOR
                                                           7 MONTHS    5 MONTHS
                                                             ENDED      ENDED
                                                     1996   12/31/95   5/31/95
1994
                                                          (In thousands of dollars)

Statements of income:
  Operating income (excluded realized
    investment gains and losses)               $ 2,493   $  (85)  $ (5,038)  $ (39,511)
  Realized investment gains/(losses)               162      516     (5,026)    (37,489)
                                               --------  -------
  Income tax expense/(benefit) included
    in the statements of income                  2,655      431    (10,064)    (77,000)
Shareholders equity:
  Unrealized gains/(losses) on securities
    available for sale and intangible assets    (1,910)   1,489     18,458     (53,324)
Total income tax expense/(benefit)             $   745   $1,920   $  8,394   $(130,324)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of COVA Corporation)

Notes to Consolidated Financial Statements


The actual Federal income tax expense differed from the expected tax expense computed by applying the US. Federal statutory rate to income before taxes on income as follows:


                                 THE COMPANY                     PREDECESSOR
                                1996           1995           1995          1994
                                             7 MONTHS       5 MONTHS
                                              (in thousands of dollars)

Computed expected tax expense                     $2,190   35.0%  $129    35.0%  $(13,862)   35.0%  $(76,739)  35.0%
State income taxes, net                               77   1.23     11     3.0       (306)    0.8     (1,552)   0.7
Tax-exempt bond interest                              --     --    (22)   (6.0)      (332)    0.8     (1,208)   0.6
Amortization of intangible assets                    320   5.12    254    69.0         --      --        111   (0.1)
Permanent difference due to derivative  transfer
                                                      --     --     --      --      4,399   (11.1)        --     --
Other                                                 68   1.09     59    16.1         37     (.1)     2,388   (1.1)
Total                                             $2,655  42.44%  $431   117.1%  $(10,064)   25.4%  $(77,000)  35.1%
                                                  ======  ======  =====  ======  =========  ======  =========  =====


The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 & 1995 follows:

                                                    1996        1995
                                               (In thousands of dollars)

Deferred tax assets:
PVFP                                      $ 1,639       --
Policy Reserves                            19,237  $ 7,601
Liability for commissions on recapture      6,073    8,868
Tax basis of intangible assets purchased    6,230   13,141
DAC Proxy Tax                               9,032    4,749
Unrealized losses on investments              422       --
Other deferred tax assets                     827    2,860

Total assets                              $43,460  $37,219
                                          -------  -------

Deferred tax liabilities:
PVFP                                      $19,169  $16,774
Unrealized gains on investments                --    1,489
Deferred Acquisition Costs                 10,694    5,316
Other deferred tax liabilities                 60       84

Total liabilities                          29,923   23,663
                                                   -------

Net Deferred Tax Asset                    $13,537  $13,556
                                          =======  =======


COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based upon expectation of the reversal of existing temporary differences, anticipated future earnings, and consideration of all other available evidence. Accordingly no valuation allowance is established.

(9)  RELATED-PARTY TRANSACTIONS

The Company has entered into management, operations and services agreements with both affiliated and unaffiliated companies. The affiliated companies are Cova Life Management Company (CLMC), a Delaware corporation, which provides management services and the employees necessary to conduct the activities of the Company, and Conning Asset Management, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Companys ultimate parent, GALIC. The unaffiliated companies are Johnson & Higgins, a New Jersey corporation, and Johnson & Higgins/Kirke Van Orsdel, a Delaware corporation, which provide various services for the Company including underwriting, claims and administrative functions. The affiliated and unaffiliated service providers are reimbursed for the cost of their services and are paid a service fee. Expenses and fees paid to affiliated companies during 1996 and the 7 months of 1995 for the Company were $6,618,303, and $7,139,525, respectively, and the five months of 1995 and the year 1994 for the Predecessor were 6,364,609, and $8,553,028, respectively.

On December 31, 1996 Cova Corporation transferred its ownership of Cova Financial Life Insurance Company (CFLIC), an affiliated life insurer domiciled in the state of California, to the Company. The transfer of ownership was recorded as additional paid in capital and increased Shareholders Equity on the Companys December 31, 1996 Balance Sheet by approximately $16.9 million. This change in direct ownership had no effect on the operations of either the Company or CFLIC as both entities had existed under common management and control prior to the December 31, 1996 transfer. Although CFLICs Balance Sheet is fully consolidated with the Companys December 31, 1996 Balance Sheet, CFLICs 1996 Income Statement and Cash Flow have not been consolidated with the Companys 1996 Income Statement or Cash Flow Statement. However, CFLICs year-end cash balance of $6.7 million is included in the Cash Flow Statement.

(10)  STATUTORY SURPLUS AND DIVIDEND RESTRICTION

Generally accepted accounting principles (GAAP) differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the recognition of deferred taxes under GAAP reporting, the non-recognition of financial reinsurance for GAAP reporting, the establishment of an Asset Valuation Reserve as a contingent liability based on the credit quality of the Company's investment securities, and an Interest Maintenance Reserve as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold. In addition, SFAS #115 adjustments to record the carrying values of debt securities and certain equity securities at market are applied only under GAAP reporting and capital contributions in the form of notes receivable from an affiliated company are not recognized under GAAP reporting.

Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their estimated fair values and shareholders equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

As of December 31, the differences between statutory capital and surplus and shareholder's equity determined in conformity with generally accepted accounting principles (GAAP) were as follows:


                                                 1996        1995
                                             (in thousands of dollars)

Statutory Capital and Surplus                 $ 75,354   $ 59,682
Reconciling items:
  GAAP investment valuation reserves               (88)        --
  Statutory Asset Valuation Reserves            17,599     13,378
  Interest Maintenance Reserve                   2,301      1,892
  GAAP investment adjustments to fair value     (3,191)    10,724
  Deferred policy acquisition costs             49,833     14,468
  GAAP basis policy reserves                   (30,202)   (11,233)
  Deferred federal income taxes (net)           13,537     13,556
  Modified coinsurance                              --         --
  Goodwill                                      20,849     23,358
  Present value of future profits               46,389     38,155
  Future purchase price payable                (16,051)   (23,967)
  Other                                         (1,286)    (1,927)

GAAP Shareholders' Equity                     $175,044   $138,086
                                              =========  =========


Statutory net losses for CFSLIC for the years ended December 31, 1996, 1995 and 1994 were $(13,575,788), $(74,012,650), and $(92,952,989), respectively.

The maximum amount of dividends which can be paid by State of Missouri insurance companies to shareholders without prior approval of the insurance commissioner is the greater of 10% of statutory earned surplus or statutory net gain from operations for the preceding year. Accordingly, the maximum dividend permissible during 1997 will be $0.

The National Association of Insurance Commissioners has developed certain Risk Based Capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1996 the Company's Total Adjusted Capital and Authorized Control Level - RBC were, $92,953,237, and $21,058,220 respectively. This level of adjusted capital qualifies under all tests.

(11)  GUARANTY FUND ASSESSMENTS

The Company participates with all life insurance companies licensed throughout the United States, in associations formed to guarantee benefits to policyholders of insolvent life insurance companies. Under state laws, as a condition for maintaining the Companys authority to issue new business, the Company is contingently liable for its share of claims covered by the guaranty associations for insolvencies incurred through 1996, but for which assessments have not yet been determined nor assessed, to a maximum in each state generally of 2% of statutory premiums per annum in the given state. Most states then permit recovery of assessments as a credit against premium or other state taxes over, most commonly, five years.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

At December 31, 1996, the National Organization of Life and Health Guaranty Associations (NOLHGA) distributed a study of the major outstanding industry insolvencies, with estimates of future assessments by state. Based on this study, the Company has accrued a liability for approximately $12.4 million in future assessments on insolvencies that occurred before December 31, 1996. Under the coinsurance agreement between the Company and OakRe (see note 1), OakRe is required to reimburse the Company for any future assessments that it pays which relate to insolvencies occurring prior to June 1, 1995. As such, the Company has recorded a receivable from Oakre for approximately $12.3 million.

At the same time, the Company is liable to OakRe for 80% of any future premium tax recoveries that are realized from any such assessments, and may retain the





                                 IX. EXHIBITS

A. (1) Resolution of Board of directors of the Company authorizing the Separate Account.

(2)  None.

(3)  (a)  Principal  Underwriter's  Agreement

     (b)  Selling Agreement

     (c)  Schedules  of  sales  commissions  referred  to  in  Item  38(c)

(4)  None

(5)  Modified  Single  Premium  Life  Insurance  Policy

(6)  (a)  Articles  of  Incorporation  of  the  Company
     (b)  Bylaws  of  the  Company

(7)  Not  Applicable

     (8)  Not  Applicable

(9)  None

(10)  Form  of  application


B.          Furnish  copies  of  each  of  the  following:

     (1)  Not  Applicable

     (2)  Not  Applicable

C.          Not  Applicable

                                  SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the City of Oakbrook Terrace and State of Illinois on the 27th day of March, 1997.

[SEAL]

                         COVA  VARIABLE  LIFE  ACCOUNT  ONE

                         By:  COVA  FINANCIAL  SERVICES LIFE INSURANCE COMPANY
                              __________________________________________


                         By:   /S/ JEFFERY K. HOELZEL
                               ______________________________
                               Jeffery K. Hoelzel, Secretary


                         COVA  FINANCIAL  SERVICES  LIFE  INSURANCE  COMPANY

                         By:   /S/ JEFFERY K. HOELZEL
                               ______________________________
                               Jeffery K. Hoelzel, Secretary



Attest: /S/ DOLORES DELGADO
       ________________________________
                 (Name)

            Senior Paralegal
      _________________________________
                 (Title)